Exhibit 3.1

State of Delaware

Filed 03/31/2006

CERTIFICATE OF INCORPORATION
OF
CYCLONE HOLDINGS, INC.

FIRST:

The name of the corporation is Cyclone Holdings, Inc.

SECOND:

Its Registered Office in the State of Delaware is to be located at 160 Greentree Drive, Suite 101, Dover, County of Kent, Delaware 19904. The registered agent in charge thereof is National Registered Agents, Inc.

THIRD:

The corporation may engage in any lawful acts or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The amount of the authorized number of common shares of the corporation is one hundred million (100,000,000), par value $0.003 per share.

FIFTH:

The name and address of the incorporator is: Robert J. Mottem,115 Perimeter Center Place, Suite 170, Atlanta, Georgia 30346.

SIXTH:

The mailing address of the corporation is: Cyclone Holdings, Inc., P.O. Box 191767, Atlanta, Georgia 31119.

SEVENTH: The existence of the corporation is perpetual.

EIGHTH:

Directors. of the corporation shall not be liable to either the corporation or its shareholders for monetary damages for a breach of fiduciary duties unless the breach involves (1) a directors duty of loyalty to the corporation or its shareholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) liability for unlawful payments of dividends or unlawful stock purchases or redemption by the corporation; or (4) a transaction from which the director derived an improper personal benefit.

I, THE UNDERSIGNED, for the purpose of amending and restating the Certificate of Incorporation of Cyclone Holdings, Inc. under the laws of the State of Delaware, do make, file and record this Certificate and do certify the facts herein are true, and I have accordingly hereunto set my hand.

Dated: March 31, 2006

    /s/ Robert J. Mottern

Robert J. Mottern, Incorporator